November 8, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Elaine Wolff
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Cardtronics, Inc. Registration Statement on Form S-1/Amendment No. 1 Filed October 12, 2007 File No. 333-145929
Dear Ms. Wolff:
     Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (the “Company” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2007, with respect to the Company’s Form S-1 initially filed with the Commission on September 7, 2007, File No. 333-145929 (the “Registration Statement”). We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 2.
General Comments
1.	We acknowledge your response to comment 1 of our letter dated October 5, 2007. We reiterate our request for the specific agreement between you and TA Funds entered into on June 1, 2007. Also, please indicate where in the amended certificate of incorporation the conversion mechanics referenced in your response are located. As the amended certificate of incorporation was not effective until July 19, 2007, please indicate where in the June 1, 2007, agreement TA Funds agreed to be bound by conversion mechanics contained in future documents. We may have further comments upon receipt of the agreement and your response.

Response: The letter agreement between the Company and TA Associates was provided to the Staff by fax on November 5, 2007. As discussed with the Staff in our telephone conference on November 6, 2007, the operative provision in the Second Amended and Restated Certificate of Incorporation is found in Section 6(b)(ii)(A), and the second paragraph of the letter agreement evidences the agreement by TA Associates to be bound by the terms of the amended certificate of incorporation. Reference is also made to our letter dated November 8, 2007 sent to the Staff by facsimile and submitted by EDGAR that provided our complete response to this comment.

2.	We acknowledge the provision of graphics made in response to comment 2 of our letter dated October 5, 2007. In the graphics provided, you note advanced functionality as an aspect of your company. It appears that the only machines that you currently own that possess advanced functionality are the Vcom units. As you state later, you are not certain whether you will be able to assimilate these machines and may have to convert these machines to ones that do not possess this ability. Therefore, please revise the graphics to explain.

Response: We have revised the graphics to exclude reference to advanced functionality.

3.	We note your response to comment 5 of our letter dated October 5, 2007 and reissue the comment. See instruction to Form S-1, Part I, Item 11(g) noting information to be furnished under Regulation S-K.

Response: We have revised the Registration Statement to include the requested selected quarterly financial data for the requisite periods. Reference is made to page 43 of Amendment No. 2.
Prospectus Summary, page 1
4.	We note your responses to comment 7 of our letter dated October 5, 2007. Please tell us the nature of the relationship between Cardtronics and any source of information upon which you are relying if applicable. If there is no relationship between you and any source, please so state.

Response: Set forth as Annex A to this letter is a table summarizing the relationships between us and organizations that have been used for various sources of information in the Registration Statement. As discussed with the Staff in our telephone conference on November 6, 2007, none of these organizations has been commissioned or otherwise paid by the Company to generate reports specifically for use by us or in the Registration Statement. The reports from which we derived the data used in the Registration Statement were produced in the ordinary course of these organizations’ activities, and not in response to a request by the Company. As reflected in Annex A, most of these organizations are associations with broad-based industry membership to whom the Company pays standard membership fees, and others include organizations with whom we have no relationship (as indicated). We do not consider the amounts paid (if any) to these organizations, individually or in the aggregate, to be material to us or our relationships with them, nor do we believe any of these relationships pose any conflicts of interest relative to using information provided by them. Based on the above and our telephone conference with the Staff on November 6, 2007, we have not made any revisions to the Registration Statement in response to this comment.
Our Market Opportunity, page 4
Advanced-Functionality Opportunities, page 5
5.	In your response to comment 16 of our letter dated October 5, 2007, you state: “Additionally, we have revised the Registration Statement to clarify that we do not have any current plans to actively pursue other advanced-functionality opportunities if we ultimately decide to terminate the Vcom Services.” However, in this section, you state: “Irrespective of the ultimate utilization of our Vcom units, we may pursue other advanced-functionality opportunities.” Further, under “Our Strategy—Develop and Provide Advanced-Functionality Services” on page 6, you state: “Irrespective of our ultimate decision on the continued operation of our Vcom units as describes above, we believe the advanced functionality offered by our Vcom units and other machines we or others may develop, provides additional growth opportunities as retailers and financial institutions seek to provide additional financial services to their customers.” Please clarify, if true, that you do not have current plans to actively pursue such opportunities. Additionally, in this section, please note the termination costs that you would incur if you terminate the Vcom services.

Response: Our response to comment 16 in your letter dated October 5, 2007 was not meant to imply that we would not pursue other advanced-functionality opportunities beyond those related to the Vcom units, although it was accurate in that we are not actively pursuing other advanced-functionality opportunities at the present time. We have revised the Registration Statement to clarify this as requested. In addition, we have revised the Registration Statement as requested to disclose the costs that would be incurred if we terminate the Vcom services. Reference is made to pages 5, 26, and 49 of Amendment No. 2.
Pursue International Growth Opportunities, page 6
6.	In this section, you state: “We are targeting high growth emerging markets where cash is the predominant form of payment and where off-premise ATM penetration is relatively low.” Please revise to disclose which markets you are targeting.

Response: We wish to advise the Staff that the Company is currently targeting markets located in Central and Eastern Europe, China, India, and Brazil. This information has been previously disclosed on pages 6 and 22 of Amendment No. 1 and is currently reflected on pages 6 and 22 of Amendment No. 2.

The Offering, page 8
7.	We note your response to comment 19 of our letter dated October 5, 2007. Please tell us why management has determined that it is appropriate to retroactively restate per share amounts subsequent to the closing of the offering given that the split will take place prior to closing. Please cite any authoritative literature management relied upon to support their conclusion.

Response: As discussed with the Staff on November 6, 2007, the common stock split to be effected in connection with this offering will occur subsequent to the effectiveness of Registration Statement and the pricing of the offering (and immediately prior to the closing). Accordingly, Staff Accounting Bulletin Topic 4.C. does not apply in this case, and we have therefore not reflected this anticipated change in our capital structure in our historical balance sheet. However, we have presented pro forma net income (loss) per share information for all periods presented to reflect the assumed stock split. In addition, we have conformed this presentation in those portions of the Registration Statement where historical net income (loss) per share information has been presented. Reference is made to pages 12, 41, 43, 47 and 49 of Amendment No. 2.

Risk Factors, page 15

8.	We note your response to comment 21 of our letter dated October 5, 2007. We also note the revised risk factor added on page 31, “If the price of our common stock fluctuates significantly you could lose all or part of your investment and we may be exposed to security litigation.” We reiterate our request to eliminate such risks that are general in application such as this risk. Market price volatility and risks associated with securities litigation present a risk for any company. Alternatively, please revise this risk factor to demonstrate risks specific to you.

Response: We have revised the Registration Statement to eliminate this risk factor. Reference is made to page 31.
We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline, page 16
9.	We note your response to comment 23 of our letter dated October 5, 2007. We reiterate our request that you please provide the names of the other four merchants referenced in this risk factor. While one of these merchants does not provide more than 10% of your revenue, your top 5 merchants provide about 50% of your total revenue.

Response: We have revised the Registration Statement to include the names of the Company’s other four largest merchants. Reference is made to pages 16 and 106 of Amendment No. 2.

Business, page 95
Company Overview, page 95
10.	We note that in your response to comment 46, you state: “We are unaware of any requirement to list the individual websites from which the information was obtained within the Registration Statement as we intend to only convey the information contained in the Registration Statement.” Please tell us whether the information that you are relying on is copyrighted, and if so, please state that you have obtained permission from the owner of the copyright to utilize this information. Also, when information obtained from third party sources is relied upon or quoted in your registration statement, it should be cited to give credit to the source of that information. Additionally, we reiterate our request to please disclose the information management relied upon in forming management’s estimates and please revise to indicate which figures are derived from management’s estimates and which are based on other sources.

Response: We have revised the Registration Statement to disclose the applicable sources relied upon in compiling the tables that present the U.S. and world-wide ranking among ATM operations on page 101. In particular, we have noted that all such information (other than Company specific data) was obtained from the 2008 EFT Data Book and Retail Banking Research. We have received permission from both these organizations to use their copyrighted information as presented. In addition, as presented in Amendment No. 2, the Company-specific information was derived from our internal data (as disclosed) and did not require estimates of management, and we have revised the disclosure accordingly to eliminate references to “management estimates.”
Grants of Plan-based Awards in Fiscal 2006, page 124
11.	We note your response to comment 62 of our letter dated October 5, 2007. While we do not require you to list the firm(s) in your experts section, we do believe that the firm(s) should be identified and a consent should be filed for such expert(s) pursuant to Rule 436 of Regulation C.

Response: We have revised the Registration Statement to exclude references to the independent appraisal firm and obviating the need to file the requested consents. Reference is made to pages 90, 130, 131, F-60, F-61, F-63, and F-125 of Amendment No. 2.
Potential Payments upon Termination or Change in Control, page 128
12.	In response to comment 63 of our letter dated October 5, 2007, you revised the registration statement to state: “Notwithstanding the foregoing, in no event shall an initial public offering constitute a Change of Control. We do not anticipate that this offering and the sale of stock by selling stockholders will trigger a Change of Control.” Please revise this to clarify that this offering and the sale of stock by selling stockholders will not trigger a Change of Control. If it is possible for this offering and the sale of stock by the selling stockholders to trigger a change of control, please clearly state this. As currently presented, it is still not clear whether this offering and sale will or will not trigger a change of control.
Response: We have revised the Registration Statement to clarify that this offering and the sale of stock by selling stockholders will not trigger a Change of Control. Reference is made to page 134 of Amendment No. 2.
Certain Relationships and Related Party Transactions, page 134
Preferred Stock Private Placement, page 134
13.	Please revise the heading of this section as you are not discussing all preferred stock private placements in this section, but instead are focusing on the Preferred Stock Private Placement with TA Funds and the conversion agreement with TA Funds.

Response: The section heading has been revised as requested. Reference is made to page 142 of Amendment No. 2.
Underwriting, page 149
14.	In response to comment 66 of our letter dated October 5, 2007, you state: “We have revised the Registration Statement to disclose our current expectation that the shares that are part of the directed shares program will not be subject to a lock-up agreement. Reference is made to page 151 of Amendment No. 1.” In reviewing the information provided in the amended Registration Statement, it is not clear where this revision was made. Please clearly indicate where this revision was made.

Response: The referenced disclosure was inadvertently omitted from Amendment No. 1. The Registration Statement has now been revised to include the requested disclosure. Reference is made to page 159 of Amendment No. 2.
Cardtronics, Inc.
Condensed Consolidated Statements of Operations (Unaudited), page F-4
15.	We note your response to comments 69 and 74 of our letter dated October 5, 2007, and reissue the comments in part. Please make conforming changes throughout your entire registration statement to comply with SAB 11B. It appears that you have not made the appropriate disclosures within your quarterly financial statements, pro forma financial statements, and the key operating metrics and discussion of significant fluctuations within your MD&A. Please ensure that whenever gross profit, cost of revenues, or any metric which uses gross profit or cost of revenues is disclosed that the appropriate SAB 11B disclosures have been made. In addition, please revise your parenthetical notations to quantify the amount of depreciation and amortization excluded from the cost of revenues and the gross profit disclosures.
Response: We have revised the Registration Statement to include parenthetical disclosures that gross profit and costs of revenues are exclusive of depreciation, accretion, and amortization. Such disclosure has been made in each instance in which gross profit, cost of revenues, or related metrics are utilized. In addition, we have revised the Registration Statement to include additional footnote disclosure that now provides the amount of depreciation, accretion, and amortization excluded from the cost of revenues and gross profit disclosures. Reference is made to pages 11, 12, 13, 22, 40, 42, 43, 47, 48, 53, 65, 66, 69, 71, 78, F-4, F-7, F-41, F-45, F-117 and F-120.
Consolidated Statements of Cash Flows, page F-37
16.	We have reviewed your response to comment number 70 of our letter dated October 5, 2007. Please tell us why it is appropriate to classify the cash outflow within investing activities and return of the same cash in cash flows from financing activities. It would appear that these transactions would be classified within the same category.

Response: We believe that our response to comment 70 in your letter dated October 5, 2007 did not adequately describe the substance of the transaction that gave rise to the issuance of the notes payable and restricted cash in 2005 and the subsequent retirement of those notes in 2006. As part of the acquisition of Bank Machine in May 2005, certain selling shareholders of Bank Machine elected to receive their consideration in the form of a note payable from the Company rather than an immediate cash payment (based on individual income tax circumstances). However, pursuant to the terms and conditions of the purchase agreement and the related notes, we were required to place the funds necessary to cover the full payment of such notes into a restricted bank account (selected and controlled by the note holders) upon the closing of the acquisition in May 2005. There were no contingencies associated with the restricted stock or any other features where the Company could recover these funds in the future. We funded this account concurrent with the funding of the entire purchase price, and at that time the cash was no longer under the control of the Company and could only be disbursed by the bank to the selling shareholders upon their presentment of the notes to the Company (which occurred in March 2006). Accordingly, such cash was reflected as restricted cash in our balance sheet from the acquisition/funding date until such time as the notes were formally presented by their holders and retired in 2006.

Based on the above fact pattern, we believe that the cash “outflow” for the Company occurred on the acquisition date (i.e., as soon as the cash was transferred to the restricted account and no longer available to the Company for other corporate purposes). Accordingly, the funding of such account was considered to be part of our purchase consideration for the acquisition, and thus was reflected as a cash outflow from investing activities at that time. From the Company’s standpoint, we paid the entire purchase price at the date of acquisition. When the notes were presented for repayment in March 2006, the funds were disbursed directly by the bank to the note holders, thus resulting in a corresponding reduction in the restricted cash balance and notes payable balance on our balance sheet. Because the funds from the restricted cash account were not returned to the Company prior to being disbursed to the note holders (again, due to the restrictions placed on such account at inception), there was no cash “inflow” to the Company as a result of the retirement of the notes. Accordingly, such “repayment” was treated as a non-cash transaction in our financial statements at that time (and thus, had no impact the Company’s cash flow statement in 2006).
Notes to Consolidated Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
(h) Inventory, page F-40
17.	We note your response to comment 71 of our letter dated October 5, 2007. Please address the apparent inconsistencies in your response regarding the carrying value of ATMs that are transferred into and out of Inventory for both company-owned and merchant-owned ATMs. Please tell us whether “older machines” referred to in your response are the same machines that are later characterized as “used ATMs” and whether there is a difference in the transfer amount of these two categories. Additionally, it appears that you place ATMs into inventory at a different amount (net book value) then you would remove them from inventory into property and equipment (average cost). In your response, please quantify the difference, if any, between these amounts for the years presented.

Response: In our response letter dated October 12, 2007 the “older machines” referenced are the same machines later characterized as “used machines” and accordingly there is no difference in transfer amounts relating to these two categories. For the fiscal years ended December 31, 2004, 2005, 2006 and the nine months ended September 30, 2007, the difference in value of ATMs placed into inventory (at net book value) and those removed from inventory into property and equipment (at average cost) was $28,000, $(135,000), $250,000, and $220,000, respectively. We do not consider these amounts material to our financial condition or results of operations, individually or in the aggregate, for the periods presented. Accordingly, based on the above and our discussion of this comment in our telephone conference of November 6, 2007, we have not included disclosure specific to these amounts in our Amendment No. 2.
ATM Company
Consolidated Statements of Operations, page F-109
18.	We note your response to comment 75 of our letter dated October 5, 2007. Please revise your consolidated statements of operations to remove the equity in (earnings)/losses of unconsolidated subsidiaries from your total operating expenses to comply with Rule 5-03 of Regulation S-X.

Response: We have revised the Registration Statement as requested. Reference is made to F-117 of Amendment No. 2.
     Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Mark Rakip (Commission) Kevin Woody (Commission) Stacie Gorman (Commission) David Oelman (Vinson & Elkins L.L.P.)

Cardtronics, Inc. S-1: Amendment #2 3rd Party Sources / Relationships	ANNEX A

	3rd Party	Cardtronics
	Source	Relationship
1	ATM&Debit News (SourceMedia, Inc.)	See “ISO & Agent” below. The payee is SourceMedia

2	Retail Banking Research, Ltd.	RBS did a small consulting study for Company last year (cost $2,000). We have also paid them approximately $10,000 for various purchased publications.

3	Federal Deposit Insurance Company (FDIC)	None

4	Dove Consulting Group, Inc.	Dove did a study for Capstreet Group in 2000-2001 on the ATM industry prior to Capstreet making their investment in Cardtronics (cost unknown). Dove also did due diligence work for TA Associates relative to their Cardtronics investment at an estimated cost of $45,000.

5	“Iso&Agent” e-newsletter (SourceMedia, Inc.)	They are a trade publication and we have in the normal course of business paid them for advertising, symposiums, etc. (approximately $53,000 since Jan. 2005).

6	APACS	We are an associate member at a cost of less than $10,000 /yr. APACS is overseen by the UK Payments Council. We are also members of the UK Payments Counsel at a cost of approximately $30,000/yr.

7	CO-OP (used their website)	CO_OP had a contract with 7-Eleven which we assumed as part of the 7-Eleven ATM Transaction in July 2007. It calls for CO-OP to pay us significant monthly fees for providing their credit union customers with surcharge-free access to our ATMs

8	Central Bank of Mexico	None

9	LINK (Link Interchange Network Ltd.)	We are members, at a cost of $250,000 / yr. LINK is the only interbank transaction processing “switch” in the UK and we have to be a member in order to operate ATMs in the UK.

10	Stores Magazine (NRF Enterprises Inc.)	None